

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 12, 2010

Yin Yin Shao
President
Jago China Holding Limited
Jiefang Road, Xingxin Commercial Plaza
Room 4712-15
Shenzhen, Guangdong
P.R. China

> **Re: Jago China Holding Limited**
> **Registration Statement on Form 10**
> **Filed April 16, 2010**
> **File No. 000-53946**

Dear Ms. Shao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2.   We note that the phone number listed for your business does not appear to be a working number. Please revise or advise.

Forward Looking Statements, page 2

3.   We note your statement that you do not undertake any obligation to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Item 1. Business, page 2

Business of Issuer, page 3

4.   Please describe in more detail the experience Ms. Shao has with respect to analyzing business opportunities and conducting business combinations. Please also revise to clarify if Ms. Shao or your sole stockholder has experience in selling "blank check" companies to private operating companies.

Form of Acquisition, page 4

5.   Please revise to clarify that you only have one stockholder at this time.

6.   Please revise to clarify approximately how many hours a week Ms. Shao will devote to your business.

7.   Please also revise your disclosure to describe the "outside business activities" of Ms. Shao and any potential conflicts of interests those activities present, including Ms. Shao's involvement with other blank check companies.

Item 1A. Risk Factors, page 6

8.   We note in Note 3 on page F-9 of your financial statements that the financial statements have been prepared assuming that the company will continue as a going concern because you have not established a source of revenue to cover your operating costs. Please expand the third risk factor on page 6 to specifically discusses the substantial doubt about your ability to continue as a going concern and your auditors' going concern qualification. This risk factor should discuss the risks to you from the possibility that you may be unable to obtain revenues that are sufficient to meet your operating costs.

9.   Add a new risk factor to make clear that, for the purpose of any future offering, you will be a blank check company as defined by Rule 419 of Regulation C. Please make clear that you will therefore need to comply with Rule 419 in any such offering.

10. We note that you issued a promissory note to Allglad Limited for $12,000 and that your sole officer and director, Ms. Shao, is the sole director and owner of Allglad Limited. Please include a risk factor, which discloses this indebtedness and that the negotiations were not conducted at arm's length due to the overlapping officer and director.

11. We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:

   · "We have a limited operating history," page 6;

   · "We have incurred and may continue to incur losses," page 6;

   · "We are controlled by our stockholder," page 11; and

   · "We may issue preferred stock," page 12.

   Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the risk factor subheading and understand the risk as it specifically applies to you.

12. We note that several of your risk factors appear to be duplicative. For example only, we note the following risk factors that appear to be duplicative:

   · "We have a limited operating history," page 6, "Our business is difficult to evaluate because we have no operating history," page 7 and "Our business may have no revenue unless and until we merger with or acquire an operating business," page 9;

   · "Future success is highly dependent on the ability of management to locate and attract a suitable acquisition," page 7 and "We are a development stage company, and our future success is highly dependent on the ability of management to locate and attract a suitable acquisition," page 8; and

   · "We are controlled by our stockholder," page 11 and "Our sold stockholder may engage in a transaction to cause the Company to repurchase its shares of common stock," page 12.

   Please revise your Risk Factors section to remove duplicative disclosure.

We cannot assure you that following a business combination . . . ., page 10

13.   Please expand this risk factor to briefly describe the SEC rule referenced that
        "imposes various practice requirements on broker-dealers who sell securities
        governed by the rule."

Item 2. Financial Information, page 12

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 12

14.   We note that you intend to fund your operations through the use of funds in your
        treasury and loans from your stockholder, management or other investors.
        Because you currently have no cash, please revise your disclosure to remove the
        statement regarding "funds in our treasury." Please also revise your disclosure to
        clarify if you have entered into any agreements, written or verbal, to receive loans
        from such entities.

15.   Please revise to clarify your plans, if any, to locate other investors. To the extent
        you plan to conduct a private placement of your securities, please disclose your
        plans to do so in detail.

Item 3. Properties, page 14

16.   We note that you do not rent or own properties. Please disclose where your
        principal offices are and what agreement you have to lease such office space
        without consideration.

Item 5. Directors and Executive Officers, page 15

17.   Please include all the information required by Item 401 of Regulation S-K with
        respect to your sole officer and director, Ms. Shao.   For example, please include
        her biographical information as well as the specific experience, qualifications,
        attributes or skills that led to the conclusion that she should serve as a director in
        light of your business and structure.

(d) Involvement in Certain Legal Proceedings, page 16

18.   Please expand this disclosure to discuss your sole director and officer's
        involvement in all the types of legal proceedings as outlined in Item 401(f) of
        Regulation S-K for the past ten years.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

19.   Please disclose the information about director independence as required by Item 407(a) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 17

20.   We note from your disclosure on page F-9 that you issued shares to Ms. Tao on April 5, 2010. Please include this issuance in this section and provide all the information required by Item 701 of Regulation S-K with respect to this transaction.

Item 11. Description of Registrant's Securities to be Registered, page 17

21.   We note that you are registering a single class of securities, common stock, on this registration statement. Therefore, please revise to clarify that while you are authorized to issue preferred stock, you are not registering it as a class of stock in this registration statement.

Signatures

22.   The signature establishes your officer's responsibility for the disclosure in this document. As such, please revise to have the signatures appear at the end of this registration statement.

Financial Statements, page F-1

Note 1 – Organization and Nature of Business, page F-7

23.   We note that the company was incorporated for the purpose of seeking investment opportunities in the PRC. However, you indicate on page 3 that your search for a target company will not be limited to any geographical location. If it is your intention to target an operating company domiciled in the PRC, please make this clear in all relevant sections of the filing, including the description of business and risk factors.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Elizabeth Chen, Esq.
    Via facsimile (212) 798-6366